sembcorp

RECEIVED
2009 JUL 15 A 6:27

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

26 June 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09046550

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 7/16

RECEIVED

2009 JUL 15 A 6:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	26 June 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	21,375	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,995,919
		After change	5,974,544
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.34%
		After change	0.33%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$88,611.28	

Kwong Sook May
Company Secretary

June 26, 2009

PRESS RELEASE

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP SIGNS HEADS OF AGREEMENT TO EXPLORE EXPANDING WATER BUSINESS IN SHENYANG

Singapore, 25 June 2009 – Sembcorp continued to make progress in its water projects in China, signing a Heads of Agreement (HoA) with the Shenyang Economic & Technological Development Area Administrative Committee (SEDA AC) to explore entering a project for wastewater treatment in Shenyang, Liaoning Province. This is in addition to Sembcorp's existing presence in the Shenyang, which includes three water works facilities, water intake systems and a water distribution network.

The HoA was inked today on the sidelines of the Singapore International Water Week's China Business Forum. It was signed on behalf of the SEDA AC by Cao Yang, Vice Director of the Shenyang Municipal Government's Southeast Asia Economic & Trade Rep Office (沈阳市人民政府驻东南亚经贸代表处 副主任 曹阳), and on behalf of Sembcorp by the CEO of Sembcorp's China operations Dr Jeffrey Chen (胜科中国区首席执行官 陈明信博士). Also present to witness the signing were the Director of the Shenyang Municipal Government's Southeast Asia Economic & Trade Rep Office, Li Liming (.沈阳市人民政府驻东南亚经贸代表处主任 李力铭), Chairman of the Shenyang Water Group Co. Zhang Guoxiang (沈阳水务集团有限公司 董事长 张国祥), International Enterprise Singapore's Director for International Operations (China) Ignatius Lim (新加坡国际企业发展局 国际业务中国署署长 林瑞光), Sembcorp's Executive Vice President for Group Business & Strategic Development and Head of Water, Energy and Middle East & North Africa Tan Cheng Guan (胜科执行高级副总裁与及水务，能源兼中东北非区总监陈清源) Sembcorp Group President & CEO Tang Kin Fei (胜科集团总裁兼首席执行官 邓健辉).

\- END -

sembcorp


Singapore
International
Water Week


Singapore
International
Water Week

Pictured above: Signing the agreement are (from left) Dr Jeffrey Chen, Sembcorp's CEO of China operations, and Cao Yang, Vice Director of the Shenyang Municipal Government's Southeast Asia Economic & Trade Rep Office. Witnessing the signing are (standing, from left) Sembcorp's Executive Vice President for Group Business & Strategic Development and Head of Water, Energy and Middle East & North Africa Tan Cheng Guan, International Enterprise Singapore's Director for International Operations (China) Ignatius Lim, Sembcorp Group President & CEO Tang Kin Fei, Chairman of the Shenyang Water Group Co. Zhang Guoxiang and the Director of the Shenyang Municipal Government's Southeast Asia Economic & Trade Rep Office, Li Liming.

High resolution pictures may be downloaded at the link below. Kindly credit photos to Sembcorp.
https://www.yousendit.com/download/cmcwK3BEMGM1R1BIRGc9PQ

For media enquiries please contact:

April Lee 李美丽 (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Fock Siu Ling 霍小玲 (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

RECEIVED
2009 JUL 15 A 6:28

sembcorp

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP TO TESTBED NEW ENVIRONMENTALLY-FRIENDLY WASTEWATER TREATMENT AND WATER RECLAMATION SYSTEM

- ***System will be the first in Singapore applying membrane distillation for industrial wastewater treatment and water reclamation***
- ***Marks a step towards achieving zero liquid discharge in wastewater treatment and water reclamation***

Singapore, June 25, 2009 - Sembcorp, Singapore's largest water company, has signed a technical assistance agreement with local water technology companies United Envirotech and Memstar to form a pilot testbed for a new environmentally-friendly system to treat industrial wastewater and reclaim water. The testbed system will be the first in Singapore to apply Membrane Distillation technology for the treatment of industrial wastewater and water reclamation. It also marks a step towards achieving zero liquid discharge in wastewater treatment and water reclamation.

Sembcorp will run the testbed, which will apply the latest membrane technology from Memstar in a system designed by United Envirotech. The system will aim to maximise reclamation of clean water from treated effluent and make progress towards achieving affordable zero liquid discharge solutions.

Commenting on the agreement, Sembcorp Group President & CEO Tang Kin Fei said, "This new testbed is in line with Sembcorp's efforts to commercialise promising new technologies to help industrial sites and cities minimise discharge into waterways and enjoy clean, sustainable water to support their development. With this, we hope to move towards the eventual goal of developing solutions for zero liquid discharge wastewater treatment and water reclamation."

The agreement was signed at Singapore International Water Week by Sembcorp's Executive Vice President for Group Business & Strategic Development and Head of Water, Energy and Middle East & North Africa Tan Cheng Guan, United Envirotech Chairman & CEO Dr Lin Yucheng and Memstar CEO Dr. Ge Hailin. Also present were Economic Development Board's Director for Cleantech Goh Chee Kiong and Sembcorp Group President & CEO Tang Kin Fei.


Singapore
International
Week

Pictured above:

The technical assistance agreement was signed by Sembcorp's Executive Vice President for Group Business & Strategic Development and Head of Water, Energy and Middle East & North Africa Tan Cheng Guan (seated centre), United Envirotech Chairman & CEO Dr Lin Yucheng (seated left) and Memstar CEO Dr. Ge Hailin (seated right). Also present were Economic Development Board's Director for Cleantech Goh Chee Kiong (standing left) and Sembcorp Group President & CEO Tang Kin Fei (standing right).



From left: Economic Development Board's Director for Cleantech Goh Chee Kiong, United Envirotech Chairman & CEO Dr Lin Yucheng, Sembcorp's Executive Vice President for Group Business & Strategic Development and Head of Water, Energy and Middle East & North Africa Tan Cheng Guan, Memstar CEO Dr. Ge Hailin and Sembcorp Group President & CEO Tang Kin Fei.

- END -

For media enquiries please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	19 June 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	3,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,998,919
		After change	5,995,919
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.34%
		After change	0.34%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$12,436.67	

Kwong Sook May
Company Secretary

June 19, 2009

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	12 June 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	10,125	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,009,044
		After change	5,998,919
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.34%
		After change	0.34%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$41,973.76	

Kwong Sook May
Company Secretary

June 12, 2009